FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1. 2Q13 Earnings Report
2. June 2013 Financial Statements in Spanish

IMPORTANT NOTICE

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. The consolidated interim unaudited financial statements included in this report have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions "Chilean Bank GAAP" and the "SBIF," respectively). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, the unaudited financial statements included in this 6K have some differences compared to the financial statements filed in our Annual Report on Form 20-F for the year ended December 31, 2012 (the "Annual Report"). For further details and a discussion on main differences between Chilean Bank GAAP and IFRS refer to "Item 5. Operating and Financial Review and Prospects. —A. Accounting Standards Applied in 2012" of our Annual Report.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: August 9, 2013

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